
WASHOE
HUMBOLDT
ELKO
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
MINERAL
NYE
ESMERALDA
LINCOLN
CLARK
Winnemucca
Wells
Elko
Carlin
Battle Mountain
Lovelock
Reno
Fernley
Fallon
Austin
Eureka
Ely
Carson City
Currant
Hawthorne
Tonopah
Goldfield
Caliente
Beatty
Las Vegas
95
80
93
50
6
15
PROPERTY LOCATION
0 25 50 100 MILES
0 50 100 KM.

CINDISUE MINING CORP.

FORD 1-4 CLAIMS

T3S-R42E, SECT. 31

LOCATION MAP

ESMERALDA CO., NEVADA

SCALE: AS SHOWN	DATE: JAN. 2010
DRAWN BY: J.M.	FIGURE: 1

CHONG


117°30'
37°45'
WEEPAN
PAYMASTER
PAYMASTER CANYON
RIDGE
THE MONOCLINE
CLAYTON VALLEY
ANGEL ISLAND
Silverpeak
CLAYTON RIDGE
RANGE
MONTEZUMA PEAK
MONTEZUMA
FORD CLAIMS
Klondike
Goldfield
Numerous mines
ESMERALDA COUNTY
NYE COUNTY
EXPLANATION
Magnetic contours
Showing total intensity magnetic field of the earth in gammas relative to arbitrary datum. Hachured to indicate closed areas of lower magnetic intensity. Contour intervals are 20 and 100 gammas
Flight path
Showing location and spacing of data
After U.S.G.S. Map GP-753
CINDISUE MINING CORP.
FORD 1-4 CLAIMS
T3S - R42E, SECT. 31
AEROMAGNETIC MAP
ESMERALDA CO., NEVADA
0 1 2 4 8 MILES
0 1 2 3 4 5 10 KM.
SCALE: 1:250,000
DATE: JAN. 2010
DRAWN BY: J.M.
FIGURE: 4


R41E
R42E
38°
T1N
T1S
T2S
T3S
T4S
T5S
R39E
R40E
LINE
Klondike
Alkali Flat
Ramsey's Well
Water
GOAT ISLAND
ANGEL ISLAND
ALCATRAZ ISLAND
CLAYTON VALLEY
Sand dunes
MONTEZUMA PEAK
MALPAIS
ESMERALDA
NYE COUNTY
FORD CLAIMS
AFTER U.S.G.S. BULLETIN 78 PLATE 1
N
CINDISUE MINING CORP.
FORD 1-4 CLAIMS
T3S - R42E, SECT. 31
REGIONAL GEOLOGY
ESMERALDA CO., NEVADA
0 1 2 4 8 MILES
0 1 2 3 4 5 10 KM.
SCALE: 1:250,000
DATE: JAN. 2010
DRAWN BY: J.M.
FIGURE: 3a

CHONG